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                                                               Exhibit (a)(5)(f)

MEDIA RELATIONS              INVESTOR RELATIONS          ANALYST RELATIONS
DANIEL PEREZ WHITAKER        ABRAHAM RODRIGUEZ           Jose Antonio Gonzalez
(528) 152-2747               (528) 328-3631              (212) 317-6008
daniel_pw@cemex.com          arodriguez@cemex.com        josegonzalez@cemex.com


                                 [CEMEX LOGO]


                          CEMEX COMPLETES TENDER OFFER
                              FOR SOUTHDOWN, INC.

MONTERREY, MEXICO, November 6, 2000 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that it has successfully completed its tender offer for Southdown, Inc. (NYSE: SDW). Approximately 91.7% of Southdown's outstanding shares were tendered at the cash offer price of $73.00 per share.

"We are extremely pleased that the great majority of Southdown's shareholders responded positively to our offer," said Lorenzo H. Zambrano, Chairman and CEO of CEMEX. "By quickly completing this acquisition and merger, we are now able to move rapidly ahead, combining our two organizations in the United States for the benefit of our customers and of our shareholders."

Following the tender offer that commenced on October 5, 2000, CEMEX's indirect subsidiary, CENA Acquisition Corp., has accepted for purchase and payment 33,023,207 shares of the issued and outstanding stock of Southdown. The total includes 1,603,929 shares that have been tendered to CENA Acquisition Corp. where delivery of the shares has been guaranteed within three business days of the expiration of the tender offer.

Upon the terms and conditions of the merger agreement with Southdown, CEMEX expects the tender offer to be followed by a merger of CENA Acquisition Corp. with and into Southdown. Pursuant to this merger, those Southdown shareholders who did not tender their shares in the tender offer